UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 22)*

            Under the Securities Exchange Act of 1934



                  ECOLOGY AND ENVIRONMENT, INC.
_________________________________________________________________
                        (Name of Issuer)


        Class A Common Stock  - Par Value $.01 per share
_________________________________________________________________
                 (Title of Class of Securities)


                           278878-10-3
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        February 13, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                        Amendment No. 22


CUSIP NO. 278878-10-3

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       The Cameron Baird Foundation

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          238,200
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                           -0-

                    9.      SOLE DISPOSITIVE POWER
                            238,200

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         238,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.956%

14.     TYPE OF REPORTING PERSON*

          OO
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                        Amendment No. 22
CUSIP NO. 278878-10-3

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Bridget B. Baird, individually

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          2,700
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                           -0-

                    9.      SOLE DISPOSITIVE POWER
                            2,700

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

        2,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.113%

14.     TYPE OF REPORTING PERSON*

        IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                        Amendment No. 22

CUSIP NO. 278878-10-3

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Alexis B. Baird

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED         -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                           -0-

                    9.      SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         -0-

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.00%

14.     TYPE OF REPORTING PERSON*

          IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                        Amendment No. 22

CUSIP NO. 278878-10-3

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Bridget B. Baird, as Custodian for Cameron B. Blevins

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED         -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                           -0-

                    9.      SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         -0-

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                   ____

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.00%

14.     TYPE OF REPORTING PERSON*

          IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                        Amendment No. 22

INTRODUCTION

       The acquisition of shares ("Shares") of Class A Common Stock of the Issuer was previously reported by the Reporting Persons in Schedule 13D, as amended. The Cover Pages for four of the Reporting Persons are hereby amended as shown in this Amendment No. 22. Item 5 is hereby amended as shown in this Amendment No. 22. All other Items remain unchanged from the previous filings of Schedule 13D, as amended.


          NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF
     SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 691,200 Shares of Class A common stock:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)


Brent D. Baird                        10,000           0.418%

The Cameron Baird
Foundation                           238,200           9.956%

First Carolina Investors,            399,300          16.689%
Inc.

Bridget B. Baird, Successor
Trustee (2)                           26,900           1.124%

Bridget B. Baird,
Individually                           2,700           0.113%


Jane D. Baird                         14,100           0.589%
                                     _______           ______
                      TOTAL          691,200          28.889%


     (1) The foregoing percentages assume that the number of Class A Common Shares of the Issuer outstanding is
          2,392,645 Shares.

     (2)  The income beneficiary of said trust is Jane D. Baird.
          The remainder beneficiaries of said trust are the issue of Jane D. Baird.

(b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following sales of the Shares were effected during the past sixty days:



                                                Price/Share (in
                                 Number of      Dollars Commissions
Sale In The Name Of    Date      Shares         not included)

Alexis B. Baird      12/26/03    1,500           9.5167
                     12/29/03    1,000           9.38

Bridget B. Baird,    12/26/03    1,500           9.5167
as Custodian for     12/29/03    1,000           9.38
Cameron B. Blevins

Bridget B. Baird,    2/13/04     3,300          10.6632
individually         2/18/04     4,000          10.455

The transactions were effected through open-market sales.

(d)     Not applicable

(e)     Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 20th day of February, 2004.


Bridget B. Baird, individually and as Custodian for Cameron B.
Blevins; and Alexis B. Baird


By: s/Brian D. Baird
    Brian D. Baird, as attorney-in-fact


THE CAMERON BAIRD FOUNDATION

By:  s/Brian D. Baird
     Brian D. Baird, Trustee